UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously reported in its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on May 18, 2026 (the “Prior Form 6-K”), an Extraordinary General Meeting of the shareholders (the “Extraordinary General Meeting”) of Fusion Fuel Green PLC, an Irish public limited company (the “Company”), was originally scheduled for 1:00 p.m. Irish Time (8:00 a.m. Eastern Time) on June 8, 2026 at the offices of the Company’s counsel, Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, to consider three resolutions.

As of 6:00 p.m. on May 8, 2026, the record date for the Extraordinary General Meeting, there were 3,297,509 Class A Ordinary Shares with a nominal value of $0.0035 each of the Company (“Class A Ordinary Shares”), issued and outstanding and entitled to vote on the resolutions presented at the Extraordinary General Meeting.

At 1:00 p.m. Irish Time (8:00 a.m. Eastern Time), the Extraordinary General Meeting was duly called to order. At that time, shareholders as of 6:00 p.m. on May 8, 2026 holding 820,121 Class A Ordinary Shares were present in person or by proxy. At 1:15 p.m. Irish Time (8:15 a.m. Eastern Time) the Extraordinary General Meeting was adjourned until 1:30 p.m. Irish Time (8:30 a.m. Eastern Time) at the same place to allow additional time for the Company to obtain a quorum necessary for action to be taken at the Extraordinary General Meeting. At 1:30 p.m. Irish Time (9:30 a.m. Eastern Time), the adjourned Extraordinary General Meeting was duly called to order and it was determined that the meeting would, in accordance with the Company’s constitution, wait an additional half an hour to obtain a quorum. At 2:00 p.m. Irish Time (10:00 a.m. Eastern Time), shareholders as of 6:00 p.m. on May 8, 2026 holding 820,121 Class A Ordinary Shares were present in person or by proxy at the Extraordinary General Meeting. Under the Company’s constitution and Irish law, the shareholders present at the meeting were deemed a quorum.

The three resolutions considered by the Company’s shareholders at the Extraordinary General Meeting were set forth on the Circular to Shareholders and Notice of Extraordinary General Meeting, dated May 15, 2026, and Form of Proxy that were mailed to shareholders of the Company registered in the register of members of the Company as at 6:00 p.m. on May 8, 2026, copies of which were attached to the Prior Form 6-K. Each of such resolutions is restated below with a final tabulation of votes cast for and against each resolution, as well as the number of abstentions and broker non-votes with respect to each resolution. Resolutions 1 and 2 required a simple majority (i.e. more than 50%) of the votes cast at the meeting, whether cast in person or by proxy. Resolution 3 required a supermajority of at least 75% of the votes cast at the meeting, whether in person or by proxy.

1. As an ordinary resolution:

“THAT the proposed acquisition by the Company (or any nominated subsidiary of the Company) of Royal Uranium Inc. (the ‘Acquisition’) be and is hereby approved and the directors of the Company (or any duly authorised committee thereof) be and are hereby authorised:

(a)	to proceed with the Acquisition substantially on the terms and subject to the conditions set out in the Share Exchange Agreement dated 18 February 2026 and entered into between the Company and shareholders of Royal Uranium Inc. (the ‘Share Exchange Agreement’), and to enter into all other agreements and ancillary documents contemplated by the Share Exchange Agreement;
(b)	to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as the directors consider necessary, desirable or expedient to implement, or otherwise in connection with, the Acquisition; and
(c)	to agree such modifications, variations, revisions, waivers, extensions, additions or amendments to any of the terms and conditions of the Acquisition and/or to any documents relating to it, as the directors (or any duly authorised committee thereof) may in their absolute discretion think fit, provided such modifications, variations, revisions, waivers, extensions, additions or amendments are not of a material nature.”

For	Against	Abstain	Broker Non-Votes
816,174	831	3,116	0

2. As an ordinary resolution:

“THAT the conversion of 4,171,327 preferred shares of US$0.0001 each in the capital of the Company designated by the Board as Series A Convertible Preferred Shares on 18 November 2024 in accordance with the Articles of Association, having the rights (including conversion terms) fixed by the Board prior to their issuance (and which designation may be amended by the Board at any time thereafter) and which were issued pursuant to the terms of the stock purchase agreement dated 18 November 2024 between Quality Industrial Corp., the Company, Ilustrato Pictures International Inc. and other shareholders of Quality Industrial Corp. into such number of ordinary shares of US$0.0035 each in the capital of the Company as determined in accordance with the conversion terms fixed by the Board and pursuant to the Certificate of Designation (as amended from time to time) be and is hereby approved, and that the directors of the Company be and are hereby authorised to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as the directors consider necessary, desirable or expedient to implement, or otherwise in connection with the foregoing.”

For	Against	Abstain	Broker Non-Votes
808,014	7,618	4,489	0

3. As a special resolution:

“THAT, in accordance with section 30 of the Companies Act 2014, the change of the name of the Company from Fusion Fuel Green plc to Fusion Elements plc is hereby approved, subject to the approval of the Registrar of Companies and subject to any necessary submissions to or approvals by Nasdaq for the change of name, and the Memorandum and Articles of Association of the Company be amended to reflect this change of name, and the Board of directors of the Company is hereby authorised in its absolute discretion to determine the time of the filing with the Registrar of Companies of the relevant applications, forms, filings and documents for such change of name and whether or not to proceed with filing such applications, forms, filings and documents, with the power to delegate and sub-delegate the determination of all of the foregoing, provided that this resolution shall have effect from the business day immediately prior to such filing with the Registrar of Companies.”

For	Against	Abstain	Broker Non-Votes
815,564	982	3,575	0

On June 9, 2026, the Company issued a press release announcing the results of the Extraordinary General Meeting. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto and the statements contained therein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements include, but are not limited to, statements regarding: the Company’s planned acquisition of Royal Uranium Inc., a company incorporated under the laws of British Columbia, Canada (“Royal Uranium”), and the expected benefits thereof, including the anticipated closing of the transaction and the expected enhancement of the Company’s strategic positioning and long-term asset value; the scope, timing, and results of exploration and development activities by third-party operators at properties underlying Royal Uranium’s royalty and other interests; the conversion of the preferred shares of $0.0001 nominal value each designated by the board of directors of the Company as Series A Convertible Preferred Shares on November 18, 2024 in accordance with the Articles of Association of the Company into ordinary shares and the conditions thereto, including the submission and clearance of an initial listing application with The Nasdaq Stock Market LLC (“Nasdaq”); the proposed change of the Company’s name to Fusion Elements plc; and the Company’s strategy to build a diversified energy platform and the anticipated benefits thereof. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, without limitation: the ability of the parties to the Share Exchange Agreement, dated February 18, 2026, between the Company and certain shareholders of Royal Uranium, to complete the acquisition of Royal Uranium pursuant to its terms; the Company’s ability to integrate Royal Uranium’s assets into its business; the realization of revenues from the assets of Royal Uranium, including its uranium and natural gas royalty and other interests, which may depend on, among other things, the commercial development of uranium deposits, the receipt and maintenance of exploration, mining, and environmental permits and approvals by the operators of the underlying properties, and market demand for uranium and natural gas as sources of energy; volatility in uranium and natural gas commodity prices, which directly affect the potential value of net smelter return and participation interests; the risk that operators of royalty-bearing or similar properties may delay, suspend, or abandon exploration or development activities due to insufficient funding, unfavorable economic conditions, technical challenges, or regulatory obstacles; the possibility that exploration activities may not result in the discovery of commercially viable mineral deposits or hydrocarbon reserves; the dependence of the Company on third-party operators over whom it has no operational control, including decisions regarding the pace, scope, and method of exploration and development; the risk that changes in mining, environmental, or energy laws and regulations in the jurisdictions where Royal Uranium’s royalty and other assets are located, including Canada, Colombia, and Argentina, may adversely affect the feasibility or economics of the underlying projects; political, economic, and social risks associated with operating in foreign jurisdictions, including currency controls, expropriation, nationalization, and changes in fiscal regimes; the risk that royalty and similar agreements may be subject to disputes regarding their scope, enforceability, or the calculation of permitted deductions from gross revenues; the ability of the Company to satisfy the conditions to conversion of the Series A Preferred Shares, including the submission and clearance of the initial listing application with Nasdaq; competition from existing or new offerings that may emerge; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on May 7, 2026. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

This Report on Form 6-K (other than Exhibit 99.1 hereto) is incorporated by reference into the Company’s registration statements on Form F-3 (File 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-264714, 333-276880, 333-293286, and 333-294414) and Form S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
99.1	Press Release dated June 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: June 9, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer, Interim Chief Financial Officer and Chief Strategy Officer